

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 4, 2015

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
520 Newport Center Drive
Newport Beach, California 92660

> **Re:** **Acacia Research Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 9, 2015**
> **File No. 000-26068**

Dear Mr. Haynes:

We have reviewed your letter dated November 9, 2015 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 26, 2015.

For the Quarterly Period Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Goodwill Impairment Testing, page 21

1.	We note that you disclose in your third quarter Form 10-Q that you determined the fair value used in the first step of the goodwill impairment test as of June 30, 2015 using the market capitalization plus cost synergies approach. However, in your second quarter Form 10-Q you state that you used the income approach. Please explain this apparent inconsistency in your disclosures.

2. We note that fair value used in the goodwill impairment test as of September 30, 2015 was estimated using your market capitalization. Please tell us whether you changed your approach to measure the fair value from that used in the second quarter. If so, the change in approach should be considered a change in estimate pursuant to ASC 250-10-20 and disclosure requirements under paragraph 12-14 of ASC 270-10-45 apply. Please revise your Form 10-Q for the quarterly period ended September 30, 2015, or tell us why revision is not required

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services